SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.[•])
Cambridge Antibody Technology Group plc
(Name of Subject Company)
Cambridge Antibody Technology Group plc
(Name of Person(s) Filing Statement)
Ordinary Shares of 10p each and
American Depositary Shares Representing 10p each
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depository Shares (US1321481079)
(CUSIP Number of Class of Securities)
John Aston
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge CB1 6GH
+44 (0) 1223 471 471
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)
Copies to:
Mark R. Uhrynuk
Mayer, Brown, Rowe & Maw LLP
11 Pilgrim Street
London EC4V 6RW
+44 (0) 7248 4282
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Internal company e-mail communication
Dear All
Following the announcement yesterday morning, there have been a number of questions from staff relating to shares and share options. I therefore thought that it would be helpful to clarify the position. If there is any conflict between this email and the relevant plan rules, the plan rules will prevail.
Dealing in Shares and / or Exercising Share Options
CAT is currently in a Close Period and I would expect it to remain so until the point at which the interim results are announced. We expect this to be on or around 22 May 2006. Subject to obtaining clearance from me (or if you are a Relevant Employee, the Chairman) I would expect you to be able to deal in CAT shares and / or exercise options over CAT shares after this date.
What will happen to my CSOP Share Options if the Offer which was announced yesterday goes through?
Under the rules of the CAT CSOP, all options which are outstanding at the point of ‘change of control’ will automatically become exercisable. In the context of the announcement yesterday, this provision will only apply in the event that AstraZeneca is successful in acquiring CAT.
To assist all of our employees, we will be working with AstraZeneca over the coming weeks to consider what can be done to make the process of exercising share options and selling the resulting shares to AstraZeneca as straightforward as possible. We will also be looking at what we might be able to do to make the process as tax efficient as we can for employees.
What will happen to the shares I hold in the Share Incentive Plan?

Over the coming weeks, the scheme trustee (Computershare) will write to you to ask you whether or not you would like to accept the offer which AstraZeneca has made to all of CAT’s shareholders in respect of the shares which Compershare holds on your behalf. Assuming that AstraZeneca are successful in acquiring CAT, the shares which you hold will be sold on your behalf and any net cash proceeds will be returned to you. As with the CSOP, we will work with AstraZeneca over the coming weeks to look at ways in which we can make the process as simple and as tax efficient as possible for employees.
Where can I find more information?
It is our intention to roll out seminars and workshops to all of CAT’s employees in the near future in order to explain what will happen to their shares and options and to answer any questions. Details of these seminars and workshops will be made available on the intranet.

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